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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                              (AMENDMENT NO. 7)(1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                ZixIt Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    98974P100
                    ----------------------------------------
                                 (CUSIP Number)

                                  David P. Cook
                               One Galleria Tower
                                 13355 Noel Road
                                   Suite 1555
                            Dallas, Texas 75240-6604
                                 (972) 702-7055
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 1, 2000
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 98974P100              SCHEDULE 13D/A                PAGE 2 OF 3 PAGES
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1     NAME OF REPORTING PERSON
      IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             David P. Cook

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

             PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                      7    SOLE VOTING POWER

                           2,500,077 (1)

     NUMBER OF      ------------------------------------------------------------
      SHARES          8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH         ------------------------------------------------------------
     REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                2,500,077(1)

                    ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500,077(1)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.19%(2)
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14    TYPE OF REPORTING PERSON*

          IN
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(1)  Mr. Cook holds stock options, granted in connection with his employment, to purchase a total of 2,376,077 shares of ZixIt Common Stock, par value $.01 per share, which are currently exercisable. Mr. Cook owns directly 94,000 shares of ZixIt Common Stock. Mr. Cook also holds fully vested options to acquire 30,000 shares of ZixIt Common Stock, which he acquired in his capacity as a director of ZixIt Corporation.

(2) The total number of outstanding shares of ZixIt Common Stock have been increased pursuant to Rule 13d-3(d)(1)(i) to include the 2,406,077 shares subject to the stock options held by Mr. Cook.

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     This Amendment No. 7 relates to a Schedule 13D filed on September 4, 1998
(the "Schedule") by David P. Cook with respect to shares he beneficially owns of the common stock, par value $.01 per share (the "Common Stock") of ZixIt Corporation, a Texas corporation (the "Company"), the principal executive offices of which are located at One Galleria Tower, 13355 Noel Road, Suite 1555, Dallas, Texas 75240-6604.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Effective April 29, 1998, pursuant to the Stock Option Agreement dated as of the same date between the Company and Mr. Cook (the "Option Agreement"), the Company granted to Mr. Cook nonqualified stock options (the "Employment Options") to purchase a total of 4,254,627 shares of Common Stock at an exercise price of $7.00 per share (twice the closing price of the Company's Common Stock on the day preceding the date of the grant). Subsequently, Mr. Cook has exercised and publicly sold 251,700 of the employment option shares and reallocated other of the employment option shares. A recent reallocation was for 1,222,223 option shares, effective May 1, 2000, to a group of investors led by
H. Wayne Huizenga, who have agreed to invest $44 million in the Company in exchange for Company Common Stock and warrants to acquire Company Common Stock, as set forth in a Common Stock and Warrant Purchase Agreement (the "Purchase Agreement"), dated April 11, 2000, between the Company and Mr. Huizenga and his affiliates and assigns. See the Company's report on Form 8-K, dated April 12, 2000, which includes the Purchase Agreement as exhibit 2.1 thereto, for more information pertaining to the Huizenga investor group investment. After giving effect to the foregoing transactions, Mr. Cook holds 2,376,077 employment option shares, all of which are currently exercisable. Mr. Cook also holds 94,000 shares of Common Stock, which he purchased using personal funds, and options to acquire 30,000 shares, which he acquired during his tenure as an outside director. The shares underlying the Employment Options are registered on Form S-8 for resale under the Securities Act of 1933, as amended. Any description of the Employment Options in this Schedule 13D, Amendment No. 7, is qualified in its entirety by reference to the Option Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 2, 2000, Mr. Cook beneficially owned (within the meaning of Rule 13d-3(d)(1)) 2,500,077 shares of Common Stock, which constitute approximately 13.19% of the issued and outstanding shares of Common Stock (as calculated in accordance with such rule), based on 16,553,363 shares issued and outstanding as of May 2, 2000, plus the shares subject to issuance upon exercise of the Employment Options and the director option shares Mr. Cook holds.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of May 3, 2000                /s/ David P. Cook
                                       ------------------------------------
                                       David P. Cook

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